Rule 12g3-2(b) File No. 82/5168



Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41



29 April 2003

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Anna Richardson

Anna Richardson
Secretariat Executive

Enclosures: - Press release dated 29 April 2003 "Further improvement in average revenue trends quarter ended 31 March 2003",
- Press release dated 29 April 2003, "Nouvelle amelioration des tendances du revenu moyen trimestre clos le 31 mars 2003".
- Press release dated 28 April 2003, "Orange S.A. appoints new Chief Operating Officer".

29 April 2003


orange

FURTHER IMPROVEMENT IN AVERAGE REVENUE TRENDS

QUARTER ENDED 31 MARCH 2003

London and Paris 29 April 2003: Orange today announces its first quarter customer and revenue numbers, showing continued solid revenue growth and continued positive trends in average voice and non-voice revenue.

- **Revenues**[1][2]: Total revenues were €4.26billion, an underlying increase of 9.4% over Q1 2002 pro forma revenues of €3.89billion (on a pro forma basis[2][b] to include MobiNil and assuming constant exchange rates). At reported exchange rates, the percentage increase was 4.8% over Q1 2002 pro forma[2][a] (to include MobiNil) revenues.
  - Recurring network revenues for the group increased 10.6% over Q1 2002 pro forma[2][b], (again, including MobiNil and assuming constant exchange rates) to €3.92 billion. At reported exchange rates, the increase in recurring network revenues was 5.9% over Q1 2002 pro forma[2][a] (including MobiNil).
  - Recurring network revenues from the Rest of World segment increased 24% over Q1 2002 (pro forma including MobiNil and constant exchange rates), to €905 million. Total revenues in the Rest of World operations passed €1billion for the quarter.
  - Recurring network revenues account for 92% of total revenues.
  - Contribution from non-voice services increased 29% over Q1 2002, to €495 million for the quarter, 12.6% of group recurring network revenues (10.4% in Q1 2002).

- **Annual average revenues**[4]: previous encouraging trends in ARPU have continued, with growth in both voice and non-voice revenues.

  France: The rate of decline in overall French ARPU continued to fall, with Q1 2003 annual average revenue per user down 3.4% over Q1 2002, to €375.

  - Within this, French contract ARPU was €552 (versus €580 at Q1 2002) and prepay ARPU was €162 (versus €172).
  - ARPU from non-voice services increased 21% to €35 for the twelve months ending March 2003, and accounted for 9.3% of recurring network revenues. For Q1 2003 alone, Orange France non-voice revenues represented 11.3% of total recurring network revenues.
  - Voice only ARPU was €340 for the twelve months to end March 2003, a 5.3% decline on Q1 2002. This followed a 5.8% increase in annual rolling average usage[8] (to 146 minutes per month), offset by the regulated decline in incoming call charges.

UK[7]: overall annual average revenue per user increased faster than ever, up 7.3% to £263 (£245 for Q1 2002)

- Within this, contract ARPU increased 3.9% over Q1 2002, to £563, while prepay ARPU increased 3.3% to £125. An improvement in the quality of the customer base accounted for the rest of the ARPU growth, as the proportion of contract customers increased to 32%.
- Of the £18 annual ARPU growth since Q1 2002, 50% came from voice usage and 50% from non-voice services.
- For the twelve months to end March 2003, average non-voice revenue per user increased 30%, to £39, and accounted for 14.9% of UK recurring network revenues. For Q1 2003 alone, non-voice revenues were 15.8% of total recurring network revenues in the UK.
- For the twelve months to end March 2003, average voice revenue per user was £224, an increase of 4.2% over Q1 2002 (the quarter when voice ARPU reached inflection point). This is comfortably in line with our target of delivering a 5% uplift in UK voice ARPU by 2005.
- The increase in average voice revenues was generated through an increase in overall average usage (from 137 minutes per month at Q1 2002, to 142 minutes), and from an improvement in the average quality of traffic carried.

Rest of World: Total revenues in the Rest of World segment exceeded €1billion for the quarter, a 21% increase over the pro forma (including MobiNil and assuming constant exchange rates) result for the same quarter last year. At reported exchange rates, the increase over Q1 2002 pro forma total revenues (including MobiNil) was 13.6%.

Recurring network revenues increased more, by 24% (pro forma including MobiNil and constant exchange rates) to € 905 million, with all businesses performing well.

- Mobistar in Belgium increased recurring network revenues 16% to €234 million in the quarter.
- Orange Switzerland increased recurring network revenues 26% to €177 million in the quarter.
- The recently re-branded Orange Netherlands increased recurring network revenues 21% to €99 million in the quarter.
- MobiNil in Egypt significantly increased network revenues in local currency. Underlying pro forma growth (assuming constant exchange rates) was 29% higher than over the same quarter last year. However, this was impacted by exchange rate movements, which led to a fall of 9% in Euro reported recurring network revenues, to €88 million.

- **Customers**[1][2]: Group controlled customer base increased 7% over pro forma Q1 2002 (including MobiNil), to 44.9 million:

- Net additions were 557k in Q1 2003, mostly contributed by the Rest of World businesses. Of the growth in the quarter, 333k were on contract tariffs.
- The French and UK customer bases increased by over 5% each compared with Q1 2002, to 19.2 and 13.3 million respectively, with notable success in improving the quality and value of the customer base.
- Rest of World customers increased 13% year on year on a pro forma basis including MobiNil, to 12.4 million. Of these, 30% of the net additions are contract customers.

Sol Trujillo, Chief Executive Officer, said:

"These are solid numbers, which clearly demonstrate Orange's focus on quality growth - not 'empty calorie' customers. Good, continuing trends in average customer usage and both voice and non-voice revenues are increasing the value of Orange's customer base and show the opportunity for significant quality growth ahead. We now intend to increase our rate of investment in targeted customer acquisition, retention and usage programmes, in order to take advantage of this. We expect the impact of this to start building progressively from the second half onwards, and this will dovetail with the evolution of Orange's strategy, which we intend to present at the end of June."

"***The future's bright, the future's Orange."***

Customer and Revenue Growth for the three months ended 31 March 2003

Customers[1][2]

Orange Group increased its total controlled customer base by 557k in Q1 2003, to 44.9 million, 7.1% above Q1 2002's pro forma closing base of 41.9 million.

Orange France[3] added 15k net new customers in Q1 2003, taking their registered customer base to over 19.2 million, of which 18.7 million (97.4%) are active under the "Autorité de Régulation des Télécommunications" ("ART") definition. Of the growth in the quarter, there were 119k net new contract customers, and a reduction of 104k in the prepay base as inactivity levels increased.

Orange France now has 10.8 million registered contract customers, 56% of the total base and 8.4 million prepay customers.

Orange UK added 1k net new customers in Q1 2003, taking the active customer base to 13.3 million, 5.1% higher than Q1 2002. As with Orange France, there was a successful focus on the quality of the customer mix, with 54k net growth on contract tariffs and a reduction of 53k on prepay.

The UK contract customer base ended the quarter at 4.3 million of the total base, with 9 million prepay customers.

Orange Rest of World operations reflect strong underlying growth in new customers, offset in some cases by an increase in prepay inactivity levels. The combined Rest of World operations added a total of 541k net new customers in Q1 2003, an increase of 14.4% on Q1 2002 (on a pro forma basis including MobiNil). This takes the Rest of World customer base to 12.4 million (pro forma including MobiNil: 11.0 million at Q1 2002).

Revenues[1][2]

Group recurring network revenues increased 10.6% over pro forma Q1 2002 (at constant exchange rates and including MobiNil), to €3.92 billion in Q1 2003.

Orange France recurring network revenues grew 4.1% to €1.7 billion in Q1 2003; Orange UK recurring network revenues grew 11.3% to €1.3 billion; and Rest of World

recurring network revenues were €0.9 billion, up 23.6% compared to pro forma Q1 2002 (at constant exchange rates and including MobiNil).

Including equipment sales and other revenues, group total revenues were €4.26 billion in Q1 2003, a 9.4% increase over pro forma Q1 2002 (including MobiNil and assuming constant exchange rates). At reported rates, the increase over Q1 2002 pro forma (including MobiNil) was 4.8%.

Non-voice revenues

Usage of non-voice services continued to grow, and contributed €495 million of revenues in Q1 2003, 12.6% of Group recurring network revenues. In the UK, 15.8% of recurring network revenues came from non-voice services (13.6% in Q1 2002). In France non-voice revenues were 11.3%, up from 9.4% in Q1 2002. Belgium, Switzerland, Denmark, the Netherlands and Slovakia were all over 10% and are continuing to grow strongly.

For further information, please contact:

Orange SA
David Smyth
Group Director of Strategic and Investor Services — + 44 (0) 20 7984 1691

Katie Evans
Investor Relations Manager — + 44 (0) 20 7984 1710

Amélie Condroyer
Investor Relations Manager — + 44 (0) 20 7984 1710

Orange Media Centre
Niamh Byrne
Group Head of Global Media Relations — + 44 (0) 7977 002 811

Citigate Dewe Rogerson
Anthony Carlisle (+44 (0) 7973 611 888) — + 44 (0) 20 7638 9571

France Telecom
Bruno Janet — + 33 (0) 1 44 44 88 71
Senior Vice President Group Corporate Information

Nilou Ducastel — + 33 (0) 1 44 44 93 93
Group Press Director France Telecom

Selected information for the three months ended 31 March 2003 and 2002

	Three months ended 31 March (millions of €)		
	2003	**2002**[1][2][a] pro forma (incl. MobiNil) at reported exchange rates	**2002**[1][2][b] pro forma (incl. MobiNil) & assuming constant exchange rates
Total revenues	(unaudited)	(unaudited)	(unaudited)
Orange France	1,864	1,794	1,794
Orange UK	1,429	1,409	1,293
Rest of World	1,002	882	827
Inter segment eliminations	(40)	(26)	(26)
Total	**4,255**	**4,059**	**3,888**

Note: MobiNil's total revenues are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) total revenues in Q1 2003, and on a pro forma basis in Q1 2002.

	Three months ended 31 March (millions of €)		
	2003	**2002**[1][2][a] pro forma (incl. MobiNil) at reported exchange rates	**2002**[1][2][b] pro forma (incl. MobiNil) & assuming constant exchange rates
Network revenues	(unaudited)	(unaudited)	(unaudited)
Orange France	1,745	1,676	1,676
Orange UK	1,295	1,267	1,163
Rest of World	905	784	732
Inter segment eliminations	(26)	(26)	(26)
Total	**3,919**	**3,701**	**3,545**

Note: MobiNil's recurring network revenues are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) recurring network revenues in Q1 2003, and on a pro forma basis in Q1 2002.

	Three months ended 31 March (in thousands)	
	2003	**2002**[1][2] pro forma
Customer net additions	(unaudited)	(unaudited)
Orange France	15	454
Contract	119	264
Prepay	(104)	190
Orange UK	1	284
Contract	54	122
Prepay	(53)	162
Rest of World	541	473
Contract	160	72
Prepay	381	401
Total	**557**	**1,211**

Note: MobiNil's customer net additions are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) customer net additions in Q1 2003, and on a pro forma basis in Q1 2002.

	As at 31 March (in thousands)	
	2003	2002[(1)(2)] pro forma
Customer base	(unaudited)	(unaudited)
Orange France	19,231	18,277
Orange UK	13,313	12,671
Rest of World	12,380	10,983
Total	**44,924**	**41,931**

Note: MobiNil's customer base is proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) customer base in Q1 2003 and on a pro forma basis in Q1 2002.

Selected information for the three months ended 31 March 2003 and 2002

Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a rolling 12-month[4] basis.

	Three months ended 31 March	
	2003	2002
France[3]		
Customers (in thousands) (period end)[10]	19,231	18,277
Contract	10,802	9,709
Prepay	8,429	8,568
Recurring network revenues (€ in millions)[6]	1,745	1,676
Equipment and other revenues (€ in millions)	119	118
Total revenues (€ in millions)	1,864	1,794
Annual average revenue per user (€)[4]	375	388
Contract	552	580
Prepay	162	172
UK		
Customers (in thousands) (period end)[11]	13,313	12,671
Contract	4,292	3,883
Prepay	9,021	8,788
Recurring network revenues (€ in millions)[6]	1,295	1,267
Equipment and other revenues (€ in millions)	134	142
Total revenues (€ in millions)	1,429	1,409
Annual average revenue per user (£)[4][7]	263	245
Contract	563	542
Prepay	125	121

Selected information for the three months ended 31 March 2003 and 2002

	Three months ended 31 March	
	2003	*2002*[1][2][a]
Rest of World data		
Belgium – Mobistar		
Customers (in thousands) (period end)[9]	2,359	2,583
Total revenues (€ in millions)	265	232
Annual average revenue per user (€)	407	393
Denmark – Orange		
Customers (in thousands) (period end)[12]	511	597
Total revenues (€ in millions)	59	54
Annual average revenue per user (€)[12]	354	263
Egypt – MobiNil (at 71.25%)		
Customers[1][2] (in thousands) (period end)	1,739	1,392
Total revenues[1][2] (€ in millions)	93	103
Annual average revenue per user (€)	271	n/a
The Netherlands – Orange		
Customers (in thousands) (period end)	1,037	1,148
Total revenues (€ in millions)	106	92
Annual average revenue per user (€)	357	279
Romania – Orange		
Customers (in thousands) (period end)	2,377	1,719
Total revenues (€ in millions)	97	91
Annual average revenue per user (€)	190	256
Slovakia – Orange		
Customers (in thousands) (period end)	1,767	1,432
Total revenues (€ in millions)	91	71
Annual average revenue per user (€)	194	229
Switzerland – Orange		
Customers (in thousands) (period end)[13]	988	956
Total revenues (€ in millions)	192	156
Annual average revenue per user (€)[13]	724	619
Other Countries		
Customers (in thousands) (period end)	1,602	1,156
Total revenues (€ in millions)	99	83
Total Rest of World		
Customers (in thousands) (period end)[5]	12,380	10,983
Total revenues (€ in millions)	1,002	882

Notes

(1) Basis of preparation:

With effect from 1 July 2002, 71.25% of MobiNil's financial and operating data are proportionally consolidated into Rest of World and Orange Group.

(2) Pro forma information :

(a) Inclusion of MobiNil in Q1 2002 financial and operating data.
In order to permit a more meaningful comparison of our performance against Q1 2002, all references or comparisons to profit and loss account data and selected operating data

(customers and annual rolling ARPU) in respect of the three months ended 31 March 2002 relate to pro forma information prepared as if MobiNil had been part of our Group over the period 1 January 2002 to 31 March 2002.

(b) Restatement of Q1 2002 financial data using Q1 2003 foreign exchange rates (in addition to the inclusion of MobiNil for the three months ended 31 March 2002 per note 2(a) above). In order to exclude the impact of fluctuations in foreign exchange rates on underlying performance, profit and loss account data for the three months ended 31 March 2002 has been restated for illustrative purposes only using constant exchange rates (ie the same exchange rates as in Q1 2003).

(3) Orange France includes metropolitan France, Orange Caraïbe and Orange Réunion.

(4) Annual average revenue per user ("ARPU") is calculated by dividing network revenues (including outgoing traffic, incoming traffic, access fees, visitor roaming and value added services) for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France's mainland network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(5) Includes all of the customers of our controlled wirefree operations outside France and the United Kingdom. Customers of companies in which we have a minority interest, such as Wind or TA Orange, and customers from our service provider subsidiaries, such as our former UK service provider, are not included.

(6) Recurring network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

(7) Prior to 1 October 2002, incoming call revenues arising from customers who have left Orange UK and transferred to one of the other UK networks, but who have kept their Orange numbers (Mobile Number Portability or "MNP"), were included in the calculation of Orange UK's overall and contract ARPUs. With effect from 1 October 2002, these revenues have been excluded from the calculation of Orange UK's recurring network revenues, and hence also from the overall and contract ARPUs.

(8) Monthly average usage per user ("AUPU") is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the previous 12 months divided by the weighted average number of our customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis.

(9) Mobistar's customer numbers as reported by Orange differ from those reported by Mobistar as follows:

At the end of Q1 2002, Mobistar's reported customer base included a number of inactive prepay customers and suspended contract customers. Mobistar's Q1 2003 customer base excludes inactive prepay customers and suspended contract customers. On a like-for-like basis, excluding inactive prepay customers and suspended contract customers, Mobistar's Q1 2002 customer base would have been 2,149k customers.

(10) Registered customer base.

(11) Active customer base.

(12) Denmark's ARPU was calculated on an active basis for the first time at the end of 2002. Calculated on a like for like basis with Q1 2002 i.e. including inactive customers, Q1 2003 ARPU would have been €309. Denmark's customer base decreased by 14% from Q1 2002 to Q1 2003 as a result of the move to reporting customers on an active basis. Estimated underlying growth was 0%.

(13) Switzerland's ARPU was calculated on an active basis for the first time at the end of 2002. Calculated on a like for like basis with Q1 2002 i.e. including inactive customers, Q1 2003 ARPU would have been €643. Switzerland's customer base increased by 3% from Q1 2002 to Q1 2003 as a result of the move to reporting customers on an active basis. Estimated underlying growth was 21%.



Paris, Londres, le 29 avril 2003

NOUVELLE AMELIORATION DES TENDANCES DU REVENU MOYEN TRIMESTRE CLOS LE 31 MARS 2003

Orange annonce aujourd'hui le nombre de clients et le chiffre d'affaires du groupe pour le premier trimestre : la solidité de la croissance du chiffre d'affaires se maintient, tandis que se confirment les tendances positives constatées au niveau du revenu moyen voix et non-voix.

- **Chiffre d'affaires**[(1)(2)] : le chiffre d'affaires total s'élève à 4,26 milliards d'euros, ce qui représente une progression sous-jacente de 9,4% par rapport au chiffre d'affaires pro forma du premier trimestre 2002 à 3,89 milliards d'euros (sur une base pro forma[(2)(b)] c'est-à-dire en incluant MobiNil et à taux de change constant). A taux de change réel, l'augmentation était de 4,8% par rapport au chiffre d'affaires pro forma[(2)(a)] du T1 2002 (incluant MobiNil).
  - Le chiffre d'affaires réseau du groupe a augmenté de 10,6% sur le chiffre pro forma[(2)(b)] du T1 2002, (là encore, en incluant MobiNil et à taux de change constant) pour atteindre 3,92 milliards d'euros. A taux de change réel, l'augmentation du chiffre d'affaires réseau était de 5,9% par rapport au chiffre pro forma[(2)(a)] du T1 2002 (incluant MobiNil).
  - Le chiffre d'affaires réseau segment du Reste du Monde a augmenté de 24% par rapport au T1 2002 (pro forma incluant MobiNil et à taux de change constant), pour atteindre 905 millions d'euros. Le chiffre d'affaires total du segment Reste du Monde a dépassé 1 milliard d'euros sur le trimestre.
  - Au niveau du groupe, le chiffre d'affaires réseau représente 92% du chiffre d'affaires total.
  - La contribution des services non voix a augmenté de 29% par rapport au T1 2002, pour atteindre 495 millions d'euros sur le trimestre, soit 12,6% du chiffre d'affaires réseau du groupe (10,4% au T1 2002).

- **Revenus moyens annuels**[(4)] **:** les tendances encourageantes observées auparavant au niveau de l'ARPU se sont poursuivies, avec une croissance du chiffre d'affaires à la fois voix et non voix.

  France : le rythme de diminution de l'ARPU en France a continué de ralentir, avec un revenu moyen annuel au T1 2003 de 375 euros, en baisse de 3,4% par rapport au T1 2002.

- L'ARPU contrat en France est de 552 euros (contre 580 euros au T1 2002) et l'ARPU prépayé est de 162 euros (contre 172 euros).
- L'ARPU des services non voix a augmenté de 21% pour atteindre 35 euros au cours de la période de douze mois prenant fin en mars 2003, représentant 9,3% du chiffre d'affaires réseau. Pour le T1 2003 seul, le chiffre d'affaires généré par les services non voix d'Orange France représente 11,3% du chiffre d'affaires réseau.
- L'ARPU des services voix est de 340 euros au cours de la période de douze mois prenant fin en mars 2003, soit une baisse de 5,3% par rapport au T1 2002. Cette évolution s'explique notamment par la baisse des tarifs d'appels entrants imposée par le régulateur, alors que l'usage moyen annuel[(8)] a augmenté de 5,8% (à 146 minutes par mois).

Royaume-Uni[(7)]: le revenu moyen annuel par utilisateur a augmenté plus rapidement que jamais (+ 7,3%) pour atteindre £263 contre £245 au T1 2002.

- L'ARPU contrat a augmenté de 3,9% par rapport au T1 2002, pour atteindre £563, alors que l'ARPU prépayé a augmenté de 3,3% pour atteindre £125. L'amélioration de la qualité de la base client est à l'origine du reste de la croissance de l'ARPU, la proportion des clients sous contrat augmentant en effet à 32%.
- La croissance annuelle de £18 de l'ARPU depuis le T1 2002, provient à 50% des services voix et à 50% des services non voix.
- Pour les douze mois prenant fin en mars 2003, le revenu moyen par utilisateur des services non voix a augmenté de 30%, pour atteindre £39, et représente 14,9% du chiffre d'affaires réseau au Royaume-Uni. Pour le T1 2003 seul, les revenus non-voix représente 15,8% du chiffre d'affaires réseau au Royaume-Uni.
- Pour la période de douze mois prenant fin en mars 2003, le revenu moyen par utilisateur des services voix était de £224, soit une augmentation de 4,2% par rapport au T1 2002 (trimestre où l'ARPU voix a atteint son point d'inflexion). Ces résultats nous confortent dans notre objectif d'atteindre une hausse de 5% de l'ARPU voix au Royaume-Uni d'ici 2005.
- L'augmentation du revenu moyen voix reflète une augmentation de l'usage moyen global (de 137 minutes par mois au T1 2002 à 142 minutes au T1 2003) ainsi qu'une amélioration de la qualité moyenne du trafic acheminé.

Reste du Monde : le chiffre d'affaires total du segment Reste du Monde a dépassé 1 milliard d'euros sur le trimestre, soit une augmentation de 21% sur le résultat pro forma du T1 2002 (incluant MobiNil et à taux de change constant). A taux de change réel, l'augmentation par rapport au chiffre d'affaires pro forma du T1 2002 (incluant MobiNil) est de 13,6%.

La croissance du chiffre d'affaires réseau est plus forte encore, à 24% (pro forma incluant MobiNil et à taux de change constant). Il a atteint 905 millions d'euros, grâce à la bonne performance générale de toutes les opérations.

- En Belgique, le chiffre d'affaires réseau de Mobistar a augmenté de 16% pour atteindre 234 millions d'euros sur le trimestre.

- Le chiffre d'affaires réseau d'Orange Suisse a augmenté de 26% pour atteindre 177 millions d'euros sur le trimestre.
- Orange Pays-Bas, qui a récemment adopté la marque Orange, a vu son chiffre d'affaires réseau augmenter de 21%. Celui-ci a atteint 99 millions d'euros sur le trimestre.
- En devise locale, MobiNil a considérablement augmenté son chiffre d'affaires réseau en Egypte. La croissance pro forma sous-jacente (à taux de change constant) est de 29% plus élevée qu'au même trimestre l'année dernière. Toutefois, étant donné l'impact du taux de change, le chiffre d'affaires réseau a baissé de 9% en euros, à raison d'un total de 88 millions d'euros.

- **Clients**[1][2]: La base de clients sous contrôle du groupe a augmenté de 7% par rapport au chiffre pro forma du T1 2002 (incluant MobiNil), pour atteindre 44,9 millions :
  - Les acquisitions nettes étaient de 557 000 au T1 2003, provenant principalement des activités du segment Reste du Monde. Parmi ces nouveaux clients, 333 000 étaient des clients sous contrat.
  - En France et au Royaume-Uni, les bases clients ont augmenté de 5% chacune par rapport au T1 2002, pour atteindre 19,2 et 13,3 millions respectivement, avec notamment une nette amélioration de la qualité et de la valeur de la base client.
  - Sur une base pro forma en incluant MobiNil, les clients du Reste du Monde ont augmenté de 13% sur l'année, pour atteindre 12,4 millions. Parmi ces nouveaux clients, 30% étaient des clients sous contrat.

Sol Trujillo, Président-Directeur Général, a déclaré :

"Voici de bons résultats qui illustrent clairement l'attention que porte Orange à la qualité de sa croissance. Les tendances positives observées au niveau de l'usage moyen ainsi que du revenu moyen voix et non-voix accroissent la valeur de la base de clientèle et mettent en évidence le fort potentiel de croissance qui s'offre à nous. Aujourd'hui, afin d'accélérer le processus, nous avons l'intention d'augmenter nos investissements en matière d'acquisition sélective de nos clients, de programmes de fidélisation et d'usage. Cela devrait avoir un impact dès le second semestre cette année, en ligne avec la stratégie d'Orange, que nous avons devrions présenter en juin prochain."

Croissance des clients et du chiffre d'affaires pour le trimestre clos le 31 mars 2003

Clients[1][2]

Le groupe Orange a augmenté sa base totale de clients sous contrôle de 557 000 au cours du T1 2003, pour atteindre 44,9 millions, 7,1% au dessus des 41,9 millions de clients au T1 2002 (sur une base pro forma).

Orange France[3] a ajouté 15 000 nouveaux clients nets au cours du T1 2003, ce qui porte la base de clientèle totale du groupe en France à 19,2 millions. Parmi ces clients, 18,7 millions (soit 97,4%) sont considérés comme actifs d'après la définition de l'« Autorité de Régulation des Télécommunications » (« ART »). Parmi les nouveaux clients acquis au cours du trimestre, 119 000 étaient des clients contrat, alors que le nombre total de clients prépayés, du fait d'une hausse des taux d'inactivité, a diminué de 104 000 clients.

La base de clientèle d'Orange France au 31 mars 2003 comportait ainsi 10,8 millions de clients contrat, soit 56% du nombre de clients total, et 8.4 millions de clients prépayés.

Orange UK a ajouté 1 000 nouveaux clients nets au cours du T1 2003, ce qui porte sa base de clientèle active à 13,3 millions, en hausse de 5,1% par rapport au T1 2002. A l'instar d'Orange France, le groupe s'est concentré sur la qualité du mix clients : 54 000 des nouveaux clients acquis au cours du trimestre étaient des clients contrats, tandis que la base de clientèle prépayée diminuait de 53 000 clients.

La base de clientèle sous contrat était ainsi fin mars 2003 de 4,3 millions, alors que le nombre de clients prépayés était de 9 millions.

Les opérations d'**Orange dans le Reste du Monde** reflètent une forte croissance sous-jacente du nombre de nouveaux clients, neutralisée néanmoins dans certains cas par une augmentation du niveau d'inactivité des clients prépayés. Les opérations combinées du Reste du Monde ont ajouté un total de 541 000 nouveaux clients nets au cours du T1 2003, soit une augmentation de 14,4% par rapport au T1 2002 (sur une base pro forma incluant MobiNil). Cela porte la base de clientèle du Reste du Monde à 12,4 millions (contre 11 millions au T1 2002 sur une base pro forma incluant MobiNil).

Chiffre d'affaires[(1)(2)]

Le chiffre d'affaires réseau du groupe a augmenté de 10,6% par rapport au chiffre d'affaires pro forma du T1 2002 (incluant MobNil et à taux de change constant), pour atteindre 3,92 milliards d'euros sur le trimestre.

Le chiffre d'affaires réseau d'Orange France a augmenté de 4,1% pour atteindre 1,7 milliard d'euros au T1 2003 ; le chiffre d'affaires réseau d'Orange UK a augmenté de 11,3% pour atteindre 1,3 milliard d'euros; enfin le chiffre d'affaires réseau du Reste du Monde s'élevait à 0,9 milliard d'euros, une hausse de 23,6% par rapport au chiffre pro forma du T1 2002 (incluant MobNil et à taux de change constant).

Ventes d'équipement et autres recettes comprises, le chiffre d'affaires total du groupe s'élevait à 4,26 milliards d'euros sur le trimestre, une hausse de 9,4% par rapport au chiffre d'affaires pro forma du T1 2002 (incluant MobiNil et à taux de change constant). A taux de change réel, la croissance par rapport au T1 2002 (pro forma en incluant MobiNil) était de 4,8%.

Chiffre d'affaires non voix

L'usage de services non voix a continué de croître, représentant 495 millions d'euros de chiffre d'affaires au T1 2003, soit 12,6% du chiffre d'affaires réseau du groupe. Au Royaume-Uni, 15,8% du chiffre d'affaires réseau provenait des services non voix (contre 13,6% au T1 2002). En France, les services non voix sont passés de 9,4% du chiffre d'affaires réseau au T1 2002 à 11,3% T1 2003. La Belgique, la Suisse, le Danemark, les Pays-Bas et la Slovaquie ont dépassé les 10% et continuent de croître significativement.

Pour plus de renseignements, veuillez contacter :

France Telecom
Bruno Janet + 33 (0) 1 44 44 88 71
Directeur de l'Information et des Medias Groupe

Nilou Ducastel + 33 (0) 1 44 44 93 93
Chef du Service de Presse France Télécom
Sébastien Goales

Orange SA
David Smyth
Directeur Services Stratégiques et Relations Investisseurs+ 44 (0) 20 7984 1691

Katie Evans
Responsable Relations Investisseurs +44 (0) 20 7984 1710

Amélie Condroyer
Responsable Relations Investisseurs +44 (0) 20 7984 1710

Service de Presse Orange
Niamh Byrne
Chef du service de presse Orange + 44 (0) 7977 002 811

Résumé des données pour les trimestres clos les 31 mars 2003 et 2002

	Trimestre clos le 31 mars (millions d'€)		
	2003	**2002**[(1)(2)(a)] pro forma (incluant MobiNil) et à taux de change réel	**2002**[(1)(2)(b)] pro forma (incluant MobiNil) et à taux de change constant
Chiffre d'affaires	(non audités)	(non audités)	(non audités)
Orange France	1 864	1 794	1 794
Orange UK	1 429	1 409	1 293
Reste du Monde	1 002	882	827
Opérations intra-groupe	(40)	(26)	(26)
Total	**4 255**	**4 059**	**3 888**

Remarque : le chiffre d'affaires total de MobiNil est proportionnellement consolidé (à 71,25%) dans le chiffre d'affaires du Reste du Monde du T1 2003 (et par conséquent dans celui du groupe Orange), et sur une base pro forma au T1 2002.

	Trimestre clos le 31 mars (millions d'€)		
	2003	**2002**[(1)(2)(a)] pro forma (incluant MobiNil) et à taux de change réel	**2002**[(1)(2)(b)] pro forma (incluant MobiNil) et à taux de change constant
Chiffre d'affaires réseau	(non audités)	(non audités)	(non audités)
Orange France	1 745	1 676	1 676
Orange UK	1 295	1 267	1 163
Reste du Monde	905	784	732
Opérations intra-groupe	(26)	(26)	(26)
Total	**3 919**	**3 701**	**3 545**

Remarque : le chiffre d'affaires réseau de MobiNil est proportionnellement consolidé (à 71,25%) dans le chiffre d'affaires réseau du Reste du Monde du T1 2003 (et par conséquent dans celui du groupe Orange), et sur une base pro forma au T1 2002.

	Trimestre clos le 31 mars (milliers)	
	2003	**2002**[(1)(2)] pro forma
Nouveaux clients nets	(non audités)	(non audités)
Orange France	15	454
Contrat	119	264
Prépayé	(104)	190
Orange UK	1	284
Contrat	54	122
Prépayé	(53)	162
Reste du Monde	541	473
Contrat	160	72
Prépayé	381	401
Total	**557**	**1 211**

Remarque : les clients supplémentaires nets de MobiNil sont consolidés proportionnellement (71,25%) dans les clients supplémentaires nets du Reste du Monde (et par conséquent dans ceux du groupe Orange) au T1 2003, et sur une base proforma au T1 2002.

	31 mars *(en milliers)*	
	2003	**2002**[(1)(2)] Pro forma
Base clients	(non audités)	(non audités)
Orange France	19 231	18 277
Orange UK	13 313	12 671
Reste du Monde	12 380	10 983
Total	**44 924**	**41 931**

Remarque : le nombre de clients de MobiNil est consolidé proportionnellement (71,25%) dans le nombre de clients du Reste du Monde (et par conséquent dans ceux du groupe Orange) au T1 2003, et sur une base proforma au T1 2002.

Résumé des données pour les trimestres clos les 31 mars 2003 et 2002

Les indicateurs commerciaux clés pour la France, le Royaume-Uni et nos autres filiales principales sont définis ci-dessous. Les chiffres d'ARPU sont exprimés sur la base d'une moyenne glissante de 12 mois[4].

	Trimestre clos le 31 mars	
	2003	*2002*
France[3]		
Clients (en milliers) (fin de période)[10]	19 231	18 277
Contrat	10 802	9 709
Prépayé	8 429	8 568
Chiffre d'affaires réseau (en millions d'€)[6]	1 745	1 676
Vente de terminaux et autres revenus (en millions d'€)	119	118
Total chiffre d'affaires (en millions d'€)	1 864	1 794
Revenu moyen annuel par client (€)[4]	375	388
Contrat	552	580
Prépayé	162	172
Royaume-Uni		
Clients (en milliers) (fin de période)[11]	13 313	12 671
Contrat	4 292	3 883
Prépayé	9 021	8 788
Chiffre d'affaires réseau (en millions d'€)[6]	1 295	1 267
Vente de terminaux et autres revenus (en millions d'€)	134	142
Total chiffre d'affaires (en millions d'€)	1 429	1 409
Revenu moyen annuel par client (£)[4][7]	263	245
Contrat	563	542
Prépayé	125	121

Résumé des données pour les trimestres clos les 31 mars 2003 et 2002

	Trimestre clos le 31 mars	
	2003	*2002*[1][2][a]
Données pour le segment Reste du Monde		
Belgique – Mobistar		
Clients (en milliers) (fin de période)[9]	2 359	2 583
Chiffre d'affaires (en millions d'€)	265	232
Revenu moyen annuel par client (€)	407	393
Danemark – Orange		
Clients (en milliers) (fin de période)[12]	511	597
Chiffre d'affaires (en millions d'€)	59	54
Revenu moyen annuel par client (€)[12]	354	263
Egypte – MobiNil (à 71,25%)		
Clients[1][2] (en milliers) (fin de période)	1 739	1 392
Chiffre d'affaires[1][2] (en millions d'€)	93	103
Revenu moyen annuel par client (€)	271	n/a
Pays-Bas – Orange		
Clients (en milliers) (fin de période)	1 037	1 148
Chiffre d'affaires (en millions d'€)	106	92
Revenu moyen annuel par client (€)	357	279
Roumanie – Orange		
Clients (en milliers) (fin de période)	2 377	1 719
Chiffre d'affaires (en millions d'€)	97	91
Revenu moyen annuel par client (€)	190	256
Slovaquie– Orange		
Clients (en milliers) (fin de période)	1 767	1 432
Chiffre d'affaires (en millions d'€)	91	71
Revenu moyen annuel par client (€)	194	229
Suisse – Orange		
Clients (en milliers) (fin de période)[13]	988	956
Revenus totaux (en millions d'€)	192	156
Revenu moyen annuel par client (€)[13]	724	619
Autres pays		
Clients (en milliers) (fin de période)	1 602	1 156
Chiffre d'affaires (en millions d'€)	99	83
Total Reste du Monde		
Clients (en milliers) (fin de période)[5]	12 380	10 983
Chiffre d'affaires (en millions d'€)	1 002	882

Remarques

(1) Bases de préparation :

Effectif depuis le 1 juillet 2002, 71,25% des données financières et opérationnelles de MobiNil sont consolidées proportionnellement avec celles du Reste du Monde et du Groupe Orange.

(2) Information pro forma :

(a) Prise en compte de MobiNil pour les données financières et opérationnelles du T1 2002

Afin de permettre une comparaison pertinente de nos résultats avec ceux du T1 2002, toute référence ou comparaison avec les données du compte de résultats et certaines données opérationnelles (clients et ARPU annuel glissant) concernant le trimestre clos le 31 mars 2002 proviennent des informations pro forma calculées comme si MobiNil avait fait partie du groupe pour la période allant du 1 janvier 2002 au 31 mars 2002.

(b) Retraitement des données financières du T1 2002 en fonction du taux de change du T1 2003 (en plus de l'inclusion de MobiNil pour le trimestre clos le 31 mars 2002, voir note 2(a) ci-dessus)

Afin d'isoler l'impact des fluctuations de taux de change, le compte de résultats pour le trimestre clos le 31 mars 2002 a été recalculé à taux de change constant (soit en appliquant le même taux de change que pour le T1 2003).

(3) Orange France inclut la France métropolitaine, Orange Caraïbe et Orange Réunion.

(4) Le revenu annuel moyen par client ('ARPU') est calculé en divisant le chiffre d'affaires réseau (comprenant le trafic sortant, le trafic entrant, les frais d'accès au réseau, le roaming visiteurs et les services à valeur ajoutée) pour les 12 mois précédents par la moyenne pondérée du nombre de clients pendant la même période. La moyenne pondérée du nombre de clients pendant une période est la moyenne des moyennes mensuelles du nombre de clients pour la période. La moyenne mensuelle est la moyenne arithmétique du nombre de clients en début et en fin de mois divisée par deux. L'ARPU est exprimé comme un chiffre d'affaires annuel par client. Orange France (métropolitaine) ne perçoit actuellement pas de revenus des autres opérateurs mobiles français pour les appels passés à partir de leurs réseaux et qui aboutissent sur le réseau (métropolitain) d'Orange France, comme cela est le cas dans d'autres marchés, notamment au Royaume-Uni. Par conséquent, les ARPU en France et au Royaume-Uni ne sont pas directement comparables.

(5) Comprend tous les clients de toutes les filiales majoritaires ayant des activités de télécommunications mobiles, en dehors de la France et du Royaume-Uni, à l'exclusion des clients des entités dans lesquelles le groupe ne détient que des intérêts minoritaires, telles que Wind ou TA Orange, ni les clients des filiales de fourniture de services telles que le précédant fournisseur de services britannique du groupe.

(6) Le chiffre d'affaires réseau comprend le trafic sortant, le trafic entrant, les frais d'accès au réseau, le roaming visiteurs et les services à valeur ajoutée.

(7) Avant le 1er octobre 2002, les revenus des appels entrants dus à des clients ayant quitté Orange UK pour l'un des autres réseaux au Royaume-Uni, tout en conservant leurs numéros Orange (portabilité du numéro de mobile ou « MNP »), ont été inclus dans le calcul de l'ARPU global et de l'ARPU des clients contrat d'Orange UK. A partir du 1er octobre 2002, ces revenus ont été exclus du chiffre d'affaires réseau d'Orange UK et par conséquent, de l'ARPU global et de l'ARPU des clients contrat.

(8) La consommation mensuelle moyenne par client ('AUPU') est calculée en divisant la consommation totale en minutes sur les 12 derniers mois (appels sortants, appels entrants et roaming) par la moyenne pondérée du nombre de clients sur la même période. L'AUPU est exprimé, en minutes, en consommation mensuelle par client.

(9) Le nombre de clients de Mobistar publié par Orange diffère de celui rapporté par Mobistar pour les raisons suivantes :

A la fin du T1 2002, le nombre de clients publiés par Mobistar comprenait un certain nombre de clients prépayés inactifs et de clients contrat suspendus pour retard de paiement. La base de clientèle de Mobistar au T1 2003 exclut les clients prépayés inactifs et les clients contrat suspendus. A périmètre comparable, en excluant les clients prépayés inactifs et les clients contrat suspendus, la clientèle de Mobistar au T1 2002 aurait compté 2 149 000 clients.

(10) Base de clientèle totale.

(11) Base de clientèle active.

(12) Orange Danemark a publié le nombre de ses clientsen en ne comptant que les clients actifs pour la première fois fin 2002. Sur une base comparable au T1 2002, c'est-à-dire en incluant les clients

inactifs, l'ARPU du T1 2003 aurait été de €309. La base de clientèle d'Orange Danemark a baissé de 14% entre T1 2002 et T1 2003, en raison du passage à ce nouveau mode de comptage des clients. La croissance sous-jacente est estimée à 0%.

(13) *Orange Suisse a commencé à publier le nombre de ses clients en ne comptant que les clients* actifs pour la première fois fin 2002. Sur une base comparable au T1 2002, c'est-à-dire en incluant les clients inactifs, l'ARPU du T1 2003 aurait été de €643. La base de clientèle d'Orange Suisse a augmenté de 3% entre T1 2002 et T1 2003, en raison du passage à ce nouveau mode de comptage des clients, alors que la croissance sous-jacente est estimée à 21%.

ORANGE SA APPOINTS NEW CHIEF OPERATING OFFICER

London, 28 April 2003. Orange SA today announced that Sanjiv Ahuja has been appointed Chief Operating Officer of the Orange Group, effective immediately. Sanjiv, 46, will report directly to Orange Chief Executive Officer Sol Trujillo, and will be based in London.

Sol Trujillo said: "As a world-class senior executive with a strong technology background, Sanjiv has great credentials for helping us transform Orange to become a truly integrated group. Having worked with Sanjiv when he was at Telcordia, I know that he is passionate about helping companies be the best, and a true innovator. He also has the energy and drive to move things forward quickly."

Sanjiv was previously President of Telcordia Technologies (formerly Bellcore), the world's largest provider of operations support systems, network software and consulting and engineering services to the telecommunications industry, and providers of consulting services and communications software used by 80 per cent of the US telecommunications network. He led the growth of Telcordia into European markets, generating unprecedented revenue and profit growth as well as achieving industry-leading software quality and customer satisfaction.

Recently, Sanjiv was Chief Executive Officer of Comstellar Technologies, a California-based company focused on creating and bringing to market innovative communications technologies.

more ...

Sanjiv began his career at IBM in 1979 as a software engineer. From 1987 to 1990 he managed IBM strategy for transaction processing, and from 1990 to 1994 he was responsible for IBM's distributed network and systems business, leading IBM into the telecommunications software market globally.

He has a degree in electrical engineering from Delhi University, India, and a masters in computer science from Columbia University in New York.

Sol continued: "Sanjiv has demonstrated his ability to deal with the complexity of existing systems while embracing new and emerging technologies to bring value to customers rapidly and cost-efficiently."

Sanjiv said: "I am excited about joining the Orange team at this juncture of its growth. At Orange we have an unprecedented opportunity to leverage our vast technical resources, market position and brand to transform ourselves into one integrated company providing world-class solutions to our customers."

Scott McNealy, Chairman, President and CEO of Sun Microsystems, said: ."Sanjiv Ahuja and I partnered during his tenure as President of Telcordia Technologies, where we forged a strong relationship built on delivering world-class products and services. Sanjiv's achievements in the European markets are staggering in terms of delivering cutting-edge innovations. This is a tremendous win for Orange - in Sanjiv, they have a dedicated and focused leader highly capable of driving the company's future success."

Pierre Bonelli, Chief Executive Officer of Bull, said: "Sanjiv's track record and experience are a perfect fit for his new role. Having worked with both Orange and Sanjiv, I know that they share a commitment to customers and to innovation. This is an exciting time for Orange and this appointment will be decisive in ensuring its future success."

Notes to Editors

Orange and wirefree are trade marks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands and Botswana. The Orange group also has controlled operations in Belgium (Mobistar) and Madagascar (SMM) and intends to launch an Orange operation in Luxembourg. The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria) and Mumbai/India (BPL Mobile). As at the end of December 2002, Orange was the largest mobile operator in both the UK with 13.3 million active customers, and France with 19.2 million active customers. Orange controlled companies have 44.4 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com

For more information please call the Orange media centre on +44 207 984 2000 or +44 7973 201 911